                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


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                          ARAMEX INTERNATIONAL LIMITED

                       (Name of Subject Company (Issuer))

                     Rasmala Distribution (Bermuda) Limited
                     Rasmala Distribution (Cayman) Limited
                                 Fadi Ghandour
                             Rasmala Buyout Fund LP
                      Rasmala General Partners II Limited
                             Rasmala Partners Ltd.
                              Ali Samir al Shihabi
                                 Imtiaz Hydari
                                  Salman Mahdi
                                 Shirish Saraf
                                   Arif Naqvi
                  Groupe Cupola Luxembourgeoise Holdings S.A.

                    (Names of 14d-1 and 13E-3 Filing Persons)

                          Aramex International Limited
                               William S. Kingson

                         (Names of 13E-3 Filing Persons)

                         Common Shares, $0.01 Par Value

                         (Title of Class of Securities)

                                  G04450 10 5

                      (CUSIP Number of Class of Securities)



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Fadi Ghandour                            Arif Naqvi
Aramex International Limited             Rasmala Distribution (Bermuda) Limited
2 Badr Shaker Al Sayyab Street           Emirates Towers Offices
Um Uthayna, P.O. Box 3371                10th Floor, Suite 10A
Amman 11181                              Sheikh Zayed Road, P.O. Box 31145
Jordan                                   Dubai, United Arab Emirates
+962 6 5522 192                          +971 4 330 3433

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with copies to:

Stephen P. Doyle, Esq.                   Thomas E. Vita, Esq.
Wilmer, Cutler & Pickering               Norton Rose
2445 M Street, N.W.                      Kempson House, Camomile Street
Washington, D.C.  20037-1420             London   EC3A 7AN
U.S.A.                                   England
+1 202 663 6000                          +44 20 7283 6000


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation*                  Amount of  Filing Fee
             Not Applicable                          Not Applicable
--------------------------------------------------------------------------------

     * Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   _________________     Filing Party: _________________

Form or Registration No.: _________________     Date Filed:   _________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

FOR IMMEDIATE RELEASE


                        RASMALA BUYOUT FUND LP TO ACQUIRE
               ARAMEX INTERNATIONAL LIMITED IN A CASH TENDER OFFER

     DUBAI, UNITED ARAB EMIRATES AND AMMAN, JORDAN - January 4, 2002 - Rasmala Distribution (Cayman) Limited, a subsidiary of Rasmala Buyout Fund LP, and Aramex International Limited (Nasdaq: ARMX), a leading provider of express package delivery, freight forwarding and other transportation and logistics services primarily to, from and within the Middle East and the Indian Sub-Continent, jointly announced today that they have entered into an agreement and plan of amalgamation under which Rasmala Distribution (Bermuda) Limited, a subsidiary of Rasmala Distribution (Cayman) Limited, will commence a cash tender offer to acquire all of the outstanding common shares of Aramex.

     Rasmala Distribution (Cayman) Limited is an investment vehicle formed by Rasmala Buyout Fund LP, a Dubai-based leveraged buyout fund, and certain of its affiliates. Aramex's Chief Executive Officer and President, Fadi Ghandour, has agreed to acquire, simultaneously with the consummation of the tender offer, certain voting and non-voting securities of Rasmala Distribution (Cayman) Limited, representing an approximately 28% equity interest in the company.

     Under the terms of the agreement and plan of amalgamation, Rasmala Distribution (Bermuda) Limited will offer cash of $12.00 per outstanding common share of Aramex for an aggregate purchase price of approximately $61 million. The tender offer, which is not conditioned upon financing, is expected to commence as promptly as practicable and is expected to close in February 2002. The bidder's obligation to purchase any Aramex shares under the agreement will be subject to at least 75% of Aramex's common shares being tendered on a fully diluted basis before the offer expires, certain regulatory filings and other customary closing conditions. Any shares of Aramex not acquired in the tender offer are expected to be acquired either in a subsequent compulsory acquisition or amalgamation at the same $12.00 per share cash price.

     Three of Aramex's principal shareholders, Fadi Ghandour, Rula Ghandour and William Kingson, have irrevocably committed to tender their shares (including shares issuable upon the


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conditional exercise of certain stock options), representing approximately 51%
of Aramex's outstanding shares (on a fully diluted basis), in the transaction. The board of directors of Aramex, based in part upon the recommendation of a special committee comprised of independent directors of Aramex, has approved the tender offer, and the agreement and plan of amalgamation. BB&T Capital Markets, a division of Scott & Stringfellow, Inc., advised Aramex and rendered a fairness opinion to the Aramex board.

     "The Aramex investment represents the first acquisition by Rasmala Buyout Fund LP. Regional businesses like Aramex are characterized by consistent performance, strong management and present attractive growth and `platforming' opportunities to the fund," said Salman Mahdi a partner of the manager of Rasmala Buyout Fund LP.

     William Kingson, Chairman of the Aramex board said, "We are pleased by the all cash offer at an attractive price for shareholders. The Aramex board considered the offer from several aspects, including the fairness opinion rendered by BB&T Capital Markets, and determined that the terms of the agreement and plan of amalgamation and related transactions are advisable, fair to and in the best interests of, Aramex shareholders. Accordingly, our board recommends that shareholders accept the offer by tendering their shares pursuant to the terms of the tender offer."

     TM Capital Corp. is serving as Dealer Manager and Georgeson Shareholder Communications Inc. is serving as Information Agent in connection with the tender offer.

ABOUT ARAMEX INTERNATIONAL LIMITED

     Aramex, with revenues for the nine months ended September 30, 2001 of $85.4 million, is a leading provider of international and domestic express package delivery, freight forwarding, logistics and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. Since its founding in 1982, Aramex has expanded its station/office network to include 120 locations in 33 countries. For additional information, visit Aramex's Web site at www.aramex.com.

ABOUT RASMALA BUYOUT FUND LP

     Rasmala Buyout Fund LP was formed to make equity and equity-related investments in leveraged acquisitions of a diversified portfolio of manufacturing, consumer distribution, logistics, banking and financial services, media, energy and other businesses located in the Middle East, North Africa and the Sub-continent. Rasmala Buyout Fund LP is managed by Rasmala Partners Ltd.



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     THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT
CONSTITUTE AN OFFER TO PURCHASE SHARES OF ARAMEX INTERNATIONAL LIMITED OR A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. ONCE THE TENDER OFFER IS COMMENCED, RASMALA DISTRIBUTION (BERMUDA) LIMITED WILL MAIL OFFERING MATERIALS TO ARAMEX INTERNATIONAL LIMITED SHAREHOLDERS, AND WILL FILE ALL NECESSARY INFORMATION WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ RASMALA DISTRIBUTION (BERMUDA) LIMITED'S AND ARAMEX INTERNATIONAL LIMITED'S JOINT TENDER OFFER/GOING PRIVATE STATEMENT FILED ON SCHEDULE TO/SCHEDULE 13E-3 AND ARAMEX'S SOLICITATION/RECOMMENDATION STATEMENT FILED ON SCHEDULE 14D-9 AND OTHER RELEVANT DOCUMENTS REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION RELATED TO RASMALA DISTRIBUTION (BERMUDA) LIMITED, ARAMEX INTERNATIONAL LIMITED AND THE TENDER OFFER. INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED BY RASMALA DISTRIBUTION (BERMUDA) LIMITED AND ARAMEX INTERNATIONAL LIMITED, WITHOUT CHARGE THROUGH THE U.S. SECURITIES AND EXCHANGE COMMISSION'S WEB SITE, WWW.SEC.GOV. THESE DOCUMENTS WILL ALSO BE MADE AVAILABLE WITHOUT CHARGE TO ALL ARAMEX INTERNATIONAL LIMITED SHAREHOLDERS BY CONTACTING THE INFORMATION AGENT FOR THE OFFER.

     CERTAIN OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT MAY BE DEEMED FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS, AND OTHER MATTERS ADDRESSED IN THIS ANNOUNCEMENT, INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. AMONG THE FACTORS THAT COULD CAUSE ACTUAL PLANS TO DIFFER MATERIALLY FROM THESE STATEMENTS AND OTHER MATTERS, ARE THE RISKS AND OTHER FACTORS DETAILED, FROM TIME TO TIME, IN ARAMEX'S REPORTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, ARAMEX INTERNATIONAL LIMITED'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2000.


Contacts:         Salman Mahdi
                  Rasmala Partners Ltd.
                  +971 50 625 2640
                  salman@rasmala.com

                  Fadi Ghandour
                  Aramex International Limited
                  +962 6 551 5111
                  Fadi.Ghandour@aramex.com

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